Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MAF Bancorp, Inc.:

We consent to the use of our reports dated March 1, 2007, with respect to the consolidated statements of financial condition of MAF Bancorp, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement-prospectus.

/s/ KPMG LLP

Chicago, Illinois

July 13, 2007